ENVIRONMENTAL TRANSIT AUTHORITY, INC.

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Environmental Transit Authority, Inc.
Raleigh, North Carolina

We have reviewed the accompanying financial statements of Environmental Transit Authority, Inc. (the "Company"), which comprises the balance sheet as of December 31, 2025, and the related statement of operations, stockholders' deficit, and cash flows for the years ended December 31, 2025, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Other Matter

The financial statements of the Company as of December 31, 2024 were reviewed by another accountant whose report dated [insert date] stated that the accountant was not aware of any material modifications that should be made to those financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. As discussed in Note X to the financial statements, certain 2024 comparative amounts have been restated to correct the classification of previously issued SAFE instruments

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 21, 2026
Calabasas, CA 91302

ENVIRONMENTAL TRANSIT AUTHORITY, INC.

BALANCE SHEET

(UNAUDITED

As of December 31,		2025		As Restated 2024
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash	$	33,210	$	57,746
Inventory		120,260		120,260
Total Current Assets		**153,470**		**178,006**
Total Assets	**$**	**153,470**	**$**	**178,006**
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities:				
Credit Cards	$	11,271	$	2,842
Related Party Loan		30,000		15,000
Accrued Payroll Due to Related Parties		483,132		288,000
Total Current Liabilities		**524,403**		**305,842**
Simple Agreement for Future Equity		262,827		204,062
Total Liabilities		**787,230**		**509,904**
STOCKHOLDERS' DEFICIT				
Series Seed-2 Preferred Stock		10		-
Common Stock		1,000		1,000
Additional Paid in Capital		201,118		119,260
Accumulated Deficit		(835,888)		(452,158)
Total Stockholders' Deficit		**(633,760)**		**(331,898)**
Total Liabilities and Stockholders' Deficit	**$**	**153,470**	**$**	**178,006**

See accompanying notes to financial statements.

ENVIRONMENTAL TRANSIT AUTHORITY, INC.

STATEMENT OF OPERATIONS

(UNAUDITED)

For the Years Ended December 31,	**2025**	**2024**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit/ (Loss)	**-**	**-**
Operating Expenses		
General and Administrative	308,650	258,763
Research and Development	11,800	3,300
Selling and Marketing	7,683	5,997
Total Operating Expenses	**328,133**	**268,060**
Operating Loss	**(328,133)**	**(268,060)**
Interest Expense	1,543	1,005
Fair Value in Excess of Stated Value of SAFEs	58,765	-
Other Loss/(Income)	(4,711)	(3,014)
Loss Before Provision for Income Taxes	**(383,730)**	**(266,051)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (383,730)**	**$ (266,051)**

See accompanying notes to financial statements.

ENVIRONMENTAL TRANSIT AUTHORITY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Series Seed-2 Preferred Stock Shares	Series Seed-2 Preferred Stock Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance—December 31, 2023 (As Restated)	**10,000,000**	**$ 1,000**	**-**	**$ -**	**$ 119,260**	**$ (186,107)**	**$ (65,847)**
Net Loss						(266,051)	(266,051)
Balance—December 31, 2024 (As Restated)	**10,000,000**	**1,000**	**-**	**-**	**119,260**	**$ (452,158)**	**$ (331,898)**
Issuance of Stock			98,767	10	81,858		81,868
Net Loss						(383,730)	(383,730)
Balance—December 31, 2025	**10,000,000**	**$ 1,000**	**98,767**	**$ 10**	**$ 201,118**	**$ (835,888)**	**$ (633,760)**

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS
(UNAUDITED)

For the Years Ended December 31,	2025	2024
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (383,730)	$ (266,051)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities		
Fair Value in Excess of Stated Value of SAFEs	58,765	
Changes in Operating Assets and Liabilities:		
Credit Cards	8,429	(1,376)
Accrued Payroll Due to Related Parties	195,132	213,000
Net Cash Used In Operating Activities	**(121,404)**	**(54,427)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Stock	81,868	-
Proceeds from Related Party Loans	15,000	10,000
Proceeds from Issuance of Simple Agreement for Future Equity	-	95,000
Net Cash Provided by Financing Activities	**96,868**	**105,000**
Change in Cash	**(24,536)**	**50,573**
Cash —Beginning of The Year	57,746	7,173
Cash—End of The Year	**$ 33,210**	**$ 57,746**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for Interest	$ 1,543	$ 1,005
Cash Paid During the Year for Income Taxes	$ -	$ -

See accompanying notes to financial statements

1. NATURE OF OPERATION

Environmental Transit Authority, Inc. was incorporated on June 20, 2023 in the State of Delaware. The financial statements of Environmental Transit Authority, Inc. (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Raleigh, North Carolina.

Environmental Transit Authority, Inc. is a Delaware corporation focused on the development, manufacturing, and distribution of solar-powered, pedal-powered, and micro electric vehicles (EVs). The Company commenced operations by acquiring inventory, small tools, and related intangibles through an asset purchase agreement dated June 22, 2023. The Company's ability to commence principal operations is dependent on securing additional financing and completing final product development and regulatory readiness.

Asset Acquisition
On June 22, 2023, the Company acquired substantially all assets of Sun MicroMobility, Inc., a Delaware corporation, pursuant to an Asset Purchase Agreement. The acquired assets include inventory, equipment, intellectual property (including patents, trademarks, and trade secrets), customer lists, domain names, and other intangibles previously associated with the "Organic Transit" micromobility business. The purchase price consisted of vendor payments totaling $71,370 paid on behalf of the seller to its vendors, in lieu of cash consideration. No liabilities of the seller were assumed in connection with this acquisition.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP” and “US GAAP”).

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Prior Year Reviewed Financial Statements
The financial statements as of and for the year ended December 31, 2024 were reviewed by other independent accountants, Stancil PC, whose report dated August 6, 2025 expressed that they were not aware of any material modifications that should be made to those financial statements. The financial statements for the year ended December 31, 2025 have been reviewed by the current independent accountants, whose report thereon appears herein.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash
Cash includes all cash in banks. As of December 31, 2025 and 2024, the Company’s cash did not exceed FDIC insured limits.

Inventories
Inventories consist primarily of raw materials and components intended for use in the future production of solar-powered, pedal-powered, and micro electric vehicles. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method. The Company periodically evaluates its inventory for excess quantities, obsolescence, and slow-moving items. When such conditions are identified, the

Company records a reserve to reduce inventory to its estimated net realizable value based on expected future demand and market conditions.

Management recorded a reserve of approximately 30% of carrying value based on estimated net realizable value, considering the Company's development-stage status, current market conditions, and the anticipated timeline to commence principal operations.

Revenue Recognition
The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Research and Development Costs
Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes
The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases
The Company determines if an arrangement is a lease at contract inception. Leases are classified as operating or finance leases based on the underlying terms of the lease agreement.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit interest rate, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments.

Lease expense for operating leases is recognized on a straight-line basis over the lease term. Lease payments included in the measurement of lease liabilities consist of fixed payments and certain variable payments that depend on an index or rate. Variable lease costs that do not depend on an index or rate are recognized as expense in the period incurred.

The Company has elected the short-term lease exemption for leases with a term of twelve months or less. For these leases, lease payments are recognized as expense on a straight-line basis over the lease term and no ROU asset or lease liability is recorded.

As of December 31, 2025, the Company had no operating or finance lease arrangements requiring recognition of right-of-use assets or lease liabilities on the balance sheet.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

> ***Level 1*** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
>
> ***Level 2*** — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
>
> ***Level 3*** — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2025, and December 31, 2024, amounted to $84,637 and $5,329, which is included in sales and marketing expenses.

SAFE Agreements

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with the guidance in ASC 480-10-25. The SAFEs represent instruments that obligate the Company to issue a variable number of equity shares upon the occurrence of certain future triggering events (such as equity financing, liquidity events, or dissolution) in exchange for a fixed monetary investment and are subject to valuation caps.

Because the SAFEs may be required to be settled in cash or a variable number of shares upon a change of control or liquidation event, and such events are not solely within the Company's control, they are considered mandatorily redeemable financial instruments or net-settled obligations under ASC 480-10-25-8. As such, the SAFEs do not meet the criteria for classification as equity and are instead classified as liabilities in the Company's balance sheet.

The Company has therefore determined that classification as a liability is appropriate based on the following considerations:

- The SAFEs contain provisions that require the Company to transfer assets (i.e., settle in cash or a variable number of shares).
- The settlement features are outside the sole control of the Company (e.g., in a change of control).
- The SAFEs do not qualify as permanent equity instruments.

The SAFEs are measured at fair value, with changes in fair value recognized in the statement of operations each period in accordance with ASC 480 and ASC 825-10. The fair value of the SAFEs is determined using valuation techniques that consider the underlying terms of the instruments and relevant market inputs.

Related Party Transactions

The Company may engage in financing arrangements with related parties, including significant shareholders or entities under common control. These transactions are reviewed and approved by management to ensure they are conducted at arm's length or under terms considered reasonable given the related party relationship and the Company's financing needs.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were issued.

3. CORRECTION OF PRIOR PERIOD MISSTATEMENT

During the preparation of the Company's financial statements for the year ended December 31, 2025, management reassessed the accounting classification of certain Simple Agreements for Future Equity ("SAFE") instruments previously issued by the Company. Upon further evaluation of the contractual terms and applicable accounting guidance, management concluded that these instruments should have been classified as liabilities rather than as components of stockholders' equity in the previously issued financial statements as of and for the year ended December 31, 2024.

Accordingly, the accompanying comparative financial statements have been revised to correct this misclassification. The correction resulted in an increase to liabilities and a corresponding decrease to stockholders' equity (deficit) as of December 31, 2024. There was no impact to total assets. To the extent required under the applicable measurement model, related changes in fair value or other measurement adjustments have also been reflected in the comparative amounts presented herein.

The effect of the correction on the previously reported December 31, 2024 balance sheet is summarized

As of December 31, 2024 – Balance Sheet Revision	As Previously Reported	Adjustment	As Revised
SAFE instruments	$ -	$ 204,062	$ 204,062
Total Liabilities	$ 305,842	$ 204,062	$ 509,904
Total Stockholders' Equity (Deficit)	$ (127,836)	$ (204,062)	$ (331,898)

Management concluded that this correction represents the revision of a prior period misstatement and, accordingly, the 2024 comparative financial statements presented herein have been restated.

4. CORRECTION OF PRIOR PERIOD ERROR – LOAN CLASSIFICATION

The Company identified that a $15,000 non-interest-bearing note payable to a minority shareholder, previously classified as a noncurrent liability in the December 31, 2024 financial statements, has been reclassified to current liabilities. As the note has no specified maturity date and no formal deferral agreement exists, classification as a current liability is required in accordance with ASC 470. This reclassification has no impact on total liabilities, total assets, stockholders' equity (deficit), or net income (loss). The accompanying December 31, 2024 comparative balance sheet has been revised to reflect this correction of a prior period error.

5. INVENTORY

Inventory consists of the following:

As of December 31,	2025	2024
Raw Materials	117,800	117,800
Finished Goods	54,000	54,000
Reserve for Obsolescent Inventory	(51,540)	(51,540)
Total Inventory	$ 120,260	$ 120,260

6. DEBT

SAFE Agreement (Revised)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Principal Amount	Discount	As of Year Ended December 31, 2025	2024
SAFE - 2024	2024	10,000,000	$ 15,000	7%	$ 15,000	$ 15,000
SAFE - 2024	2024	10,000,000	40,000	50%	40,000	40,000
SAFE - 2023	2023	10,000,000	109,062	86%	109,062	109,062
SAFE - 2024	2024	10,000,000	25,000	25%	25,000	25,000
SAFE - 2024	2025	10,000,000	15,000	12%	15,000	15,000
Fair Value in Excess of Stated Value of SAFEs					$ 58,765	
Total SAFE(s)			**$ 204,062**		**$ 262,827**	**$ 204,062**

If there is an Equity Financing before the expiration or termination of the SAFE, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by either: (1) the SAFE Price (calculated as the Valuation Cap divided by the Company Capitalization immediately prior to the Equity Financing) or (2) the Discount Price (the price per share of Standard Preferred Stock multiplied by the Discount Rate), whichever results in a greater number of shares. If there is a Liquidity Event (defined as a Change of Control or Initial Public Offering) before the expiration or termination of the SAFE, the Investor will, at its option, either (i) receive a cash payment equal to one (1) times the Purchase Amount, or (ii) automatically receive shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the Valuation Cap divided by the Liquidity Capitalization immediately prior to the Liquidity Event). If the Investor fails to select the cash option, the instrument will expire and terminate. If there is a Dissolution Event before the expiration or termination of the SAFE, the Company will pay the Investor an amount equal to the Purchase Amount, due and payable immediately prior to the consummation of the Dissolution Event, in preference to any distribution to holders of the Company's capital stock. The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

Related Party Loans

During the years presented, the Company borrowed money from the minority shareholder, Michael Hastings. The details of the loans are as follows:

				As of December 31, 2025			As of December 31, 2024		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Michael Hastings	$ 30,000	0%	No set maturity	$ 30,000	$ -	$ 30,000	$ 15,000	$ -	$ 15,000
Total				$ 30,000	$ -	$ 30,000	$ 15,000	$ -	$ 15,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

7. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 13,333,659 shares of common stock with a par value of $0.0001 per share. As of December 31, 2025, and 2024, 10,000,000 shares of common stock have been issued and were outstanding in both periods.

Series Seed-1 Preferred Stock

The Company is authorized to issue 1,035,000 shares of Series Seed-1 Preferred Stock with a par value of $0.0001 per share. As of December 31, 2025, and 2024, no shares of Series Seed-1 Preferred Stock have been issued and were outstanding.

The rights and preferences of the Series Seed-1 Preferred Stock generally include the following, subject to the governing agreements:

Liquidation Preference: Holders are entitled to receive, prior and in preference to any distribution to common stockholders, an amount equal to the Series Seed-1 Original Issue Price ($1.00 per share) plus any declared but unpaid dividends, or, if greater, the amount payable on an as-converted basis.

Conversion Rights: Shares are convertible into common stock at the option of the holder at a 1:1 ratio and automatically convert upon the occurrence of specified events, including a qualified equity financing, public offering, or written consent of the Requisite Holders.

Dividend Rights: Holders are entitled to dividends when and if declared by the Board of Directors, on a pari passu basis with common stockholders on an as-converted basis. No dividends were declared or paid during the years ended December 31, 2025 and 2024.

Voting Rights: Holders vote together with common stockholders on an as-converted basis, unless otherwise required by law or the governing documents.

Protective Provisions: Certain corporate actions may require approval of the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

Series Seed-2 Preferred Stock

The Company is authorized to issue 1,372,222 shares of Series Seed-2 Preferred Stock with a par value of $0.0001 per share. As of December 31, 2025, 98,767 shares of Series Seed-2 Preferred Stock have been issued and were outstanding. As of December 31, 2024, no shares of Series Seed-2 Preferred Stock have been issued and were outstanding.

During the year ended December 31, 2025, the Company issued 98,767 shares of Series Seed-2 Preferred Stock for aggregate consideration of $81,868. The shares were issued at an average price of approximately $0.83 per share pursuant to a financing transaction completed on December 19, 2025.

The Company evaluated the classification of the Series Seed-2 Preferred Stock under applicable accounting guidance and concluded that the shares should be classified within stockholders' deficit / permanent equity as of December 31, 2025, as the shares are not mandatorily redeemable and do not contain redemption features requiring liability classification. If redemption rights exist outside the control of the Company, such shares may require presentation in temporary equity. Management has concluded permanent equity classification is appropriate based on the terms in effect at December 31, 2025.

The rights and preferences of the Series Seed-2 Preferred Stock generally include the following, subject to the governing agreements:

Liquidation Preference: Holders are entitled to receive, prior and in preference to any distribution to common stockholders, an amount equal to the Series Seed-2 Original Issue Price ($0.90 per share) plus any declared but unpaid dividends, or, if greater, the amount payable on an as-converted basis.

Conversion Rights: Shares are convertible into common stock at the option of the holder at a 1:1 ratio and automatically convert upon the occurrence of specified events, including a qualified equity financing, public offering, or written consent of the Requisite Holders.

Dividend Rights: Holders are entitled to dividends when and if declared by the Board of Directors, on a pari passu basis with common stockholders on an as-converted basis. No dividends were declared or paid during the years ended December 31, 2025 and 2024.

Voting Rights: Holders vote together with common stockholders on an as-converted basis, unless otherwise required by law or the governing documents.

Protective Provisions: Certain corporate actions may require approval of the holders of a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

Series Seed-3 Preferred Stock

The Company is authorized to issue 779,014 shares of Series Seed-3 Preferred Stock with a par value of $0.0001 per share. As of December 31, 2025, and 2024, no shares of Series Seed-3 Preferred Stock have been issued and were outstanding.

The rights and preferences of the Series Seed-3 Preferred Stock generally include the following, subject to the governing agreements:

Liquidation Preference: Holders are entitled to receive, prior and in preference to any distribution to common stockholders, an amount equal to the Series Seed-3 Original Issue Price ($0.14 per share) plus any declared but unpaid dividends, or, if greater, the amount payable on an as-converted basis.

Conversion Rights: Shares are convertible into common stock at the option of the holder at a 1:1 ratio and automatically convert upon the occurrence of specified events, including a qualified equity financing, public offering, or written consent of the Requisite Holders.
Dividend Rights: Holders are entitled to dividends when and if declared by the Board of Directors, on a pari passu basis with common stockholders on an as-converted basis. No dividends were declared or paid during the years ended December 31, 2025 and 2024.
Voting Rights: Holders vote together with common stockholders on an as-converted basis, unless otherwise required by law or the governing documents.

Series Seed-4 Preferred Stock
The Company is authorized to issue 80,000 shares of Series Seed-4 Preferred Stock with a par value of $0.0001 per share. As of December 31, 2025, and 2024, no shares of Series Seed-4 Preferred Stock have been issued and were outstanding.
The rights and preferences of the Series Seed-4 Preferred Stock generally include the following, subject to the governing agreements:
Liquidation Preference: Holders are entitled to receive, prior and in preference to any distribution to common stockholders, an amount equal to the Series Seed-4 Original Issue Price ($0.50 per share) plus any declared but unpaid dividends, or, if greater, the amount payable on an as-converted basis.
Conversion Rights: Shares are convertible into common stock at the option of the holder at a 1:1 ratio and automatically convert upon the occurrence of specified events, including a qualified equity financing, public offering, or written consent of the Requisite Holders.
Dividend Rights: Holders are entitled to dividends when and if declared by the Board of Directors, on a pari passu basis with common stockholders on an as-converted basis. No dividends were declared or paid during the years ended December 31, 2025 and 2024.
Voting Rights: Holders vote together with common stockholders on an as-converted basis, unless otherwise required by law or the governing documents.

Series Seed-5 Preferred Stock
The Company is authorized to issue 33,333 shares of Series Seed-5 Preferred Stock with a par value of $0.0001 per share. As of December 31, 2025, and 2024, no shares of Series Seed-5 Preferred Stock have been issued and were outstanding.
The rights and preferences of the Series Seed-5 Preferred Stock generally include the following, subject to the governing agreements:
Liquidation Preference: Holders are entitled to receive, prior and in preference to any distribution to common stockholders, an amount equal to the Series Seed-5 Original Issue Price ($0.75 per share) plus any declared but unpaid dividends, or, if greater, the amount payable on an as-converted basis.
Conversion Rights: Shares are convertible into common stock at the option of the holder at a 1:1 ratio and automatically convert upon the occurrence of specified events, including a qualified equity financing, public offering, or written consent of the Requisite Holders.
Dividend Rights: Holders are entitled to dividends when and if declared by the Board of Directors, on a pari passu basis with common stockholders on an as-converted basis. No dividends were declared or paid during the years ended December 31, 2025 and 2024.
Voting Rights: Holders vote together with common stockholders on an as-converted basis, unless otherwise required by law or the governing documents.

Series Seed-6 Preferred Stock
The Company is authorized to issue 34,090 shares of Series Seed-6 Preferred Stock with a par value of $0.0001 per share. As of December 31, 2025, and 2024, no shares of Series Seed-6 Preferred Stock have been issued and were outstanding.
The rights and preferences of the Series Seed-6 Preferred Stock generally include the following, subject to the governing agreements:
Liquidation Preference: Holders are entitled to receive, prior and in preference to any distribution to common stockholders, an amount equal to the Series Seed-6 Original Issue Price ($0.88 per share) plus any declared but unpaid dividends, or, if greater, the amount payable on an as-converted basis.
Conversion Rights: Shares are convertible into common stock at the option of the holder at a 1:1 ratio and automatically convert upon the occurrence of specified events, including a qualified equity financing, public offering, or written consent of the Requisite Holders.

Dividend Rights: Holders are entitled to dividends when and if declared by the Board of Directors, on a pari passu basis with common stockholders on an as-converted basis. No dividends were declared or paid during the years ended December 31, 2025 and 2024.
Voting Rights: Holders vote together with common stockholders on an as-converted basis, unless otherwise required by law or the governing documents.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2025 and December 31, 2024 consists of the following:

For the Year Ended December 31,	2025	2024
Net Operating Loss	$ (90,177)	$ (62,522)
Valuation Allowance	90,177	62,522
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities at December 31, 2025, and December 31, 2024 are as follows:

As of December 31,	2025	2024
Net Operating Loss	$ (196,434)	$ (106,257)
Valuation Allowance	196,434	106,257
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2025 and December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2025, the Company had federal cumulative net operating loss ("NOL") carryforwards of $835,888. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2025, and December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2025, and December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2025, and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Commitments

In January 2025, the Company executed a lease agreement for warehouse space in WinstonSalem, North Carolina. The lease term began January 1, 2025, and ended on December 31, 2025. The lease required monthly payments of $100.

In August 2023, the Company signed an agreement to lease warehouse space in Efland, North Carolina. The lease term began on August 1, 2023, and ended on September 1, 2025. The lease required monthly payments of $1,600. In October 2025, the lease renewed automatically for one year, and requires monthly payments of $1,650.

10. RELATED PARTY TRANSACTIONS

As of December 31, 2025, the Company has an outstanding loan payable to Michael Hastings, a minority shareholder of the Company, totaling $30,000. The loan is non-interest bearing, unsecured, and repayable upon the availability of sufficient Company cash flows. Management has assessed the loan as having no fixed repayment terms and classifies it as a current liability based on the expectation of settlement within the normal operating cycle.

The Company has accrued payroll liabilities owing to its shareholders, Michael Hastings and Rob Cotter (collectively, the "Shareholders"), in connection with compensation earned but not yet disbursed. As of December 31, 2025, the aggregate accrued payroll balance owing to the Shareholders totals $483,132. These amounts are unsecured, non-interest bearing, and are expected to be settled as Company cash flows permit.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The Company has incurred recurring losses from operations and had a net loss of approximately $328,133 for the year ended December 31, 2025. As of that date, the Company had limited cash resources of approximately $33,210. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued.

Management plans to address these conditions through a combination of raising additional capital, generating revenue from operations, and managing operating expenses. However, there can be no assurance that these plans will be successful.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

12. SUBSEQUENT EVENTS

In January 2026, the Company issued 46,167 shares of Series Seed-2 Preferred Stock through a Regulation Crowdfunding offering on the Wefunder portal at $0.90 per share, for aggregate proceeds of $41,550.

The Company has evaluated subsequent events through the date the financial statements were issued, and has concluded that, other than the event described above, no additional events or transactions have occurred that would require adjustment to or disclosure in the financial statements.